Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

144: Securities Sold During The Past 3 Months

Nothing to Report

144: Remarks and Signature

Remarks

Date of Notice   10/22/2024

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

Signature   Patricia J Lee

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)